UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____ )*

SOCIAL REALITY, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

83362P102

(CUSIP Number)

October 18, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index:  Page 7

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 2 of 8

1		NAME OF REPORTING PERSONS Carolina Preferred Technology Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 1,466,000 shares of Class A common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 1,466,000 shares of Class A common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,000 shares of Class A common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 3 of 8

1		NAME OF REPORTING PERSONS Siskey Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 150,000 shares of Class A common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 150,000 shares of Class A common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares of Class A common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 4 of 8

1		NAME OF REPORTING PERSONS Todd D. Beddard
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☑
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER none
	6	SHARED VOTING POWER 1,616,000 shares of Class A common stock
	7	SOLE DISPOSITIVE POWER none
	8	SHARED DISPOSITIVE POWER 1,616,000 shares of Class A common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,000 shares of Class A common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 5 of 8

ITEM 1(a).

NAME OF ISSUER

Social Reality, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

456 Seaton Street

Los Angeles, CA  90013

ITEM 2(a), (b)

and (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP.

This Schedule 13G is being filed on behalf of Carolina Preferred Technology Investments, LLC, a North Carolina limited liability company, Siskey Capital, LLC, a North Carolina limited liability company, and Todd D. Beddard, a U.S. citizen (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal business office of the Reporting Persons is 4521 Sharon Road, Suite 450, Charlotte, NC  28211.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Class A common stock, par value $0.001

ITEM 2(e).

CUSIP No.

83362P102

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.

OWNERSHIP

(a)

AMOUNT BENEFICIALLY OWNED:   1,616,000 shares of Class A common stock

(b)

PERCENT OF CLASS:   8.0%

(c)

NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)

Sole power to vote or direct the vote: none

(ii)

Shared power to vote or to direct the vote: 1,616,000 shares of Class A common stock

(iii)

Sole power to dispose or to direct the disposition of: none

(iv)

Shared power to dispose or to direct the disposition of: 1,616,000 shares of Class A common stock

This statement is filed on behalf of Carolina Preferred Technology Investments, LLC, and Todd D. Beddard.  Mr. Beddard is Chief Operating Officer of Siskey Capital, LLC.  Siskey Industries, LLC, a North Carolina limited liability company, is the managing member of Carolina Preferred Technology Investments, LLC.  Mr. Beddard is the Chief Operating Officer of Siskey Industries, LLC.  In his capacity as Chief Operating Officer, Mr. Beddard may be deemed to be the beneficial owner of the shares of Class A common stock owned by Siskey Capital, LLC and Carolina Preferred Technology Investments, LLC as he may direct the vote and disposition of the shares owned by Siskey Capital, LLC and Carolina Preferred Technology Investments, LLC; however, each of the

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 6 of 8

Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SISKEY CAPITAL, LLC

Date: October 31, 2013	By:	/s/ Todd D.Beddard
Todd D. Beddard

CAROLINA PREFERRED INVESTMENTS II, LLC

Date: October 31, 2013	By:	/s/ Todd D. Beddard
Todd D. Beddard

Date: October 31, 2013	/s/ Todd D. Beddard
TODD D. BEDDARD

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 7 of 8

EXHIBIT INDEX

Page

A.	Joint Filing Agreement dated as of October 31, 2013 by and among Siskey Capital, LLC, Carolina Preferred Technology Investments, LLC and Todd D. Beddard	8

CUSIP No. 83362P102                                            SCHEDULE 13G                                             Page 8 of 8

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Class A common stock of Social Reality, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 31, 2013.

SISKEY CAPITAL, LLC

By:	/s/ Todd D. Beddard
Todd D. Beddard

CAROLINA PREFERRED INVESTMENTS II, LLC

By:	/s/ Todd D. Beddard
Todd D. Beddard

/s/ Todd D. Beddard
TODD D. BEDDARD